[ING Funds Logo]

January 28, 2008

VIA EDGAR

Ms. Allison White, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ING Variable Portfolios, Inc.

(File Nos. 333-05173 and 811-07651)

Dear Ms. White:

This letter responds to a subsequent comment provided by the staff of the Securities and Exchange Commission (the “Staff”) to Paul Caldarelli January 28, 2008 for Post-Effective Amendment No. 34 to the Registration Statement on Form N-1A for ING Variable Portfolios, Inc. (“Registrant”).

The discussion below focuses on the new series, ING WisdomTreeSM Global High-Yielding Equity Index Portfolio (the “Portfolio”).

Pursuant to a telephone conversation today, the Registrant has agreed to pull the disclosure regarding the hypothetical back-tested performance from the prospectus and to supply the SEC with the requested Tandy letter.

Included as Attachment A to this letter is the Registrant’s “Tandy Letter.”

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli____________

Paul A. Caldarelli

Counsel

ING U.S. Legal Services

Attachment

cc: Huey P. Falgout, Jr., Esq.

ING Investments, LLC

Goodwin Procter LLP

Attachment A

[ING Funds Logo]

January 28, 2008

VIA EDGAR

Ms. Allison White, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: ING Variable Portfolios, Inc.

(File Nos. 333-05173 and 811-07651)

Dear Ms. White:

ING Variable Portfolios, Inc. (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing. Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing. Lastly, the Registrant acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under federal securities laws.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666. Thank you.

Regards,

/s/ Huey P. Falgout, Jr.

Huey P. Falgout, Jr.

Chief Counsel

ING U.S. Legal Services

Attachments

cc: Goodwin Procter LLP